Exhibit 99.1

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this interim report.

Overview

We are an AI-Driven technology solutions provider engaged in virtual content production, and digital assets development for the digital content industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we are one of the leading digital asset banks in China. As of the date of this report, our digital asset bank has more than 100,000 high precision 3D digital assets. High precision means 4K (4096*2160) resolution of movie precision. With our strong technology platform and industry track record, we attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. Additionally, we have developed the Gausspeed platform, an innovative generative AI solution NIVIDIA Omniverse and NVIDIA RTX GPUs to further enhance our capabilities in creating high-quality digital content. We primarily operate in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing during the fiscal years ended September 30, 2022 and 2021. However, we did not have revenue from this line of business in the six months ended March 31, 2024 and the fiscal year ended September 30, 2023 and we plan to cease this line of business in the future.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform and developing AI technologies, we produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we have built a robust digital asset bank with more than 100,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Additionally, leveraging our robust digital asset bank, we have started further in-depth development of AI-based 3D model and video generative tool to further enhance our operation efficiency and profitability. Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and, items that can be licensed for use in virtual environment.

Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of digital content industry, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to continue to actively expand our digital asset bank and develop more digital asset products that we believe have more uses to serve this rapidly growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high-definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist digital content industry companies in creating high quality virtual contents.

For the six months ended March 31, 2024, our revenues were $20.0 million, of which approximately 45% and 55% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the six months ended March 31, 2023, our revenues were $12.8 million of which approximately 62% and 38% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively.

We position ourselves as a comprehensive technology solutions provider that act as a building block for the development of the digital content industry. Our goal is to become a leading digital asset provider to empower companies in the digital content value chain with high quality and cost-effective solutions and products. Our experienced management team has utilized the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Recent Developments

On December 29, 2023, the Company entered into certain securities purchase agreements with certain institutional investors (the “Investors”) for a follow-on offering of $10 million of ordinary shares, par value $0.000002 per share and accompanying warrants at a price of $7.25 per ordinary share and accompany warrant. The Company issued a total of 1,379,313 ordinary shares and warrants for the purchase of up to 2,068,970 ordinary shares at an exercise price of $8.00 per share (the “Existing Warrants”). On March 1, 2024, the Company entered into warrant exchange agreements with each of the Investors, pursuant to which each Investor conveyed, assigned, transferred, and surrendered the Existing Warrants in exchange for new warrants (the “New Warrants”). The Existing Warrants were automatically deemed cancelled by the Company upon the time of issuance of the New Warrants. The New Warrants have the same terms and conditions as the Existing Warrants except that the New Warrants allow each holder to, after 6 months from the original issuance date of the Existing Warrants, alternatively exchange all or any portion of the New Warrants into such aggregate number of ordinary shares equal to the product of (x) 0.4 and (y) such aggregate number of ordinary shares underlying such portion of the New Warrants to be exercised (the “Alternative Cashless Exercise”). In July, the Company issued a total of 827,589 ordinary shares upon delivery of notices from the Investors exercising the New Warrants in full through Alternative Cashless Exercise. As a result, all of the New Warrants have been fully exercised.

In January 2024, the Company established a subsidiary, Global Mofy Technology LLC, under the laws of the State of California, to develop and expand overseas business.

In March 2024, the Company established a subsidiary, Gauss Intelligence (Beijing) Technology Co.. Ltd., under the laws of China, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation.

In May 2024, the Company established a subsidiary GMM Discovery LLC, under the laws of the State of Delaware, to serve a diverse client base and explore new market opportunities.

In April 2024, the Company announced Gausspeed – a generative artificial intelligence (AIGC) platform designed for film production, video generation, and other content creation within the digital entertainment sector. Developed over two years, Gausspeed was designed from the outset to deeply integrate the NVIDIA Omniverse Cloud API, providing creators with a highly collaborative creative space. This integration significantly enhances cooperation and innovation within the creative ecosystem. The platform leverages the NVIDIA Omniverse and NVIDIA RTX GPU technologies, simplifying complex workflows, enhancing production efficiency, and bolstering collaboration within the entertainment industry. With advanced scene generation capabilities, Gausspeed enables directors and creators to preview prototype designs early in the project, allowing for precise planning and adjustments to ensure that every scene and shot aligns perfectly with the creator’s vision. This promotes creative freedom and reduces production complexity.

5.A. Operating Results.

Factors Affecting Our Results of Operations

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. The competitive position may be affected by, among other things, the scope of the products, the quality of solutions and abilities to customize our products to meet customers’ business needs. Our proprietary technologies and research and development capabilities has enabled us to develop products tailored to our customers and we are able to retain and develop business with existing customers and to attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect business and results of operations.

Government policies may impact our business and operating results.

We have not seen any significant impact of unfavorable government policies upon our business recently. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC. Unfavorable changes in government policies could materially and adversely affect our results of operations. We will seek to make adjustments as required if and when government policies shift.

Key Components of Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2024 and 2023

The following tables summarize our results of operations from unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Periods Ended March 31,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$19,918,959	100.0%	$12,823,586	100.0%	$7,095,373	55.3%
Cost of revenues	(8,100,554)	(40.7)%	(7,798,985)	(60.8)%	(301,569)	3.9%
Gross profit	11,818,405	59.3%	5,024,601	39.2%	6,793,804	135.2%

Operating expenses:
Selling expenses	(361,792)	(1.8)%	(98,893)	(0.8)%	(262,899)	265.8%
General and administrative expenses	(3,907,045)	(19.6)%	(933,617)	(7.3)%	(2,973,428)	318.5%
Research and development expenses	(839,388)	(4.2)%	(3,316,680)	(25.9)%	2,477,292	(74.7)%
Total operating expenses	(5,108,225)	(25.6)%	(4,349,190)	(34.0)%	(759,035)	17.5%

Income from operations	6,710,180	33.7%	675,411	5.2%	6,034,769	893.5%

Other income (expenses):
Interest income	204,254	1.0%	36,693	0.3%	167,561	456.7%
Interest expenses	(117,858)	(0.6)%	(46,312)	(0.4)%	(71,546)	154.5%
Issuance costs allocated to warrant liability	(823,846)	(4.1)%	—	—	(823,846)	—
Change of fair value of warrant liability	6,743,319	33.9%	—	—	6,743,319	—
Other income, net	40,134	0.2%	36,748	0.3%	3,386	9.2%
Total other income, net	6,046,003	30.4%	27,129	0.2%	6,018,874	22,186.1%

Income before income taxes	12,756,183	64.1%	702,540	5.5%	12,053,643	1,715.7%
Income taxes expense	(2,436,804)	(12.2)%	(175,917)	(1.4)%	(2,260,887)	1,285.2%
Net income	10,319,379	51.9%	526,623	4.1%	9,792,756	1,859.5%

Revenue

We generate revenue primarily through virtual technology service and digital asset development. Total revenues increased by $7.1 million or 55.3%, from $12.8 million for the six months ended March 31, 2023, to $19.9 million for the six months ended March 31, 2024. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$8,968,867	45.0%	$7,923,124	61.8%	$1,045,743	13.2%
Digital asset development and others	10,950,092	55.0%	4,900,462	38.2%	6,049,610	123.5%
Total	$19,918,959	100.0%	$12,823,586	100.0%	$7,095,373	55.3%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 45.0% and 61.8% of total revenues for the six months ended March 31, 2024 and 2023, respectively. Revenues from virtual technology service increased by $1.0 million, or 13.2% from $7.9 million for the six months ended March 31, 2023, to $9.0 million for the six months ended March 31, 2024. Such increase was mainly driven by the recovery of the movie and TV industries boomed in China in recently two years led to an increase in the revenue contribution of movies and TV series projects. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and we kept strengthening our relationship with existing customers as most of the new customers were referred by the current customers.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 55.0% and 38.2% of total revenues for the six months ended March 31, 2024 and 2023, respectively. Revenues from digital assets development and others increased by $6.0 million or 123.5% from $4.9 million for the six months ended March 31, 2023, to $11.0 million for the six months ended March 31, 2024. Such increase was mainly driven by the boom of the concept of the metaverse and our business strategies of expanding the new digital asset development continuously and focusing more on the higher margin business line. Additionally, we have expanded and reached out to new customers in game production and cultural tourism business in this year, which also contribute to our significant increase in revenue from digital asset development revenue. We have also entered into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. In the future, we plan to contribute more resources in this business line and the proportion of digital asset development of total revenues is expected to further increase.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $0.3 million or 3.9%, from $7.8 million for the six months ended March 31, 2023, to $8.1 million for the six months ended March 31, 2024. The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended March 31, 2024 and 2023:

	For the Six Months Ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$6,415,668	79.2%	$5,612,727	72.0%	$802,941	14.3%
Digital asset development and others	1,684,886	20.8%	2,186,258	28.0%	(501,372)	(22.9)%
Total	$8,100,554	100.0%	$7,798,985	100.0%	$(301,569)	3.9%

Cost of revenues for virtual technology service increased by $0.8 million, or 14.3%, from $5.6 million for the six months ended March 31, 2023 to $6.4 million for the six months ended March 31, 2024. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues was varied in accordance with different projects.

Cost of revenues for digital asset development and others decreased by $0.5 million, or 22.9%, from $2.2 million for the six months ended March 31, 2023 to $1.7 million for the six months ended March 31, 2024. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights, cost or amortization of digital assets and out-sourced production and development services. The decrease in cost of revenues was mainly due to the capitalization of the digital asset in the current period, which reduced the overall development and related cost.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit increased by $6.8 million, or 135.2% from $5.0 million for the six months ended March 31, 2023 to $11.8 million for the six months ended March 31, 2024. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the six months ended March 31, 2024 and 2023:

	For the Six Months Ended March 31,
	2024		2023		Variance
	Gross profit	GM%	Gross profit	GM%	Amount	%
Virtual technology service	$2,553,199	28.5%	$2,310,397	29.2%	$242,802	10.5%
Digital asset development and others	9,265,206	84.6%	2,714,204	55.4%	6,551,002	241.4%
Total	$11,818,405	59.3%	$5,024,601	39.2%	$6,793,804	135.2%

The gross margin increased from 39.2% for the six months ended March 31, 2023 to 59.3% for the six months ended March 31, 2024, which was mainly because that (i) the gross profits margin for virtual technology services decreased from 29.2% for the six months ended March 31, 2023 to 28.5% for the six months ended March 31, 2023. Gross margin varied in accordance with different projects. The variance in gross margin for virtual technology services is primarily due to completion of additional lower margin projects in the six months ended March 31, 2024 as compared to the prior period; and (ii) the gross profits margin for digital asset development business and others was 84.6% for the six months ended March 31, 2024. The margin of digital asset development and others are normally higher than our traditional virtual technology services. The increase in gross margin of this business line is primarily because of the higher repeat purchase and reuse rates brought by the increase in our asset quantity, and the Company’s technical processing of outsourced simple digital assets, which were then licensed as higher-margin assets. In addition, digital assets can be authorized repeatedly and generated economies of scale, resulting in reduced costs and a higher gross margin..   In addition, digital assets can be authorized repeatedly and generated economies of scale, which resulting in a reduced cost and a higher gross margin.

Operating Expenses

Operating expenses increased by $0.8 million, or 17.5%, from $4.3 million for the six months ended March 31, 2023, to $5.1 million for the six months ended March 31, 2024. The change was primarily caused by the increase of $3.0 million in general and administrative expenses and the increase of $0.3 million in selling expenses partially offset by decrease of $2.5 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses increased by $0.3 million, or 265.8%, from $0.1 million for the six months ended March 31, 2023 to $0.4 million for the six months ended March 31, 2024. Due to industry characteristic, our customer acquisition mainly relies on accumulated reputation in industry and internal recommendations, and there is no direct correlation between selling expenses and revenue growth. Selling expenses represent 1.8% and 0.8% of total revenues for the six months ended March 31, 2024 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $2.9 million, or 318.5%, from $1.0 million for the six months ended March 31, 2023 to $3.9 million for the six months ended March 31, 2024. The increase was mainly due to increased professional service fees and consulting fee of $2.0 million, and salary and bonus of $0.5 million. General and administrative expenses represent 19.6% and 7.3% of total revenues for the six months ended March 31, 2024 and 2023, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses are expensed when incurred. Research and development expenses decreased by $2.5 million, or 74.7%, to $0.8 million for the six months ended March 31, 2024, from $3.3 million for the same period in 2023. This decrease is primarily due to that we substantially completed our initial development of the digital assets related techniques and have begun to capitalize the digital assets.

Other income (expenses)

Interest income

Interest income primarily arise from the loans to third parties. Interest income increased by $0.2 million, or 456.7%, to $0.2 million for the six months ended March 31, 2024, from $0.04 million for the same prior-year period.

Interest expenses

Interest expenses primarily arise from bank loans. Interest expenses increased by $0.07 million, or 154.5%, to $0.1 million for the six months ended March 31, 2024, from $74,888 for the same prior-year period, which was mainly attributable to higher average outstanding borrowings from banks.

Issuance costs allocated to warrant liability

Issuance costs associated with warrants issued in a bundled transaction should be allocated to each instrument using a reasonable method. Issuance costs allocated to a warrant liability should be expensed as incurred and issuance costs allocated to an ordinary share should be recorded in additional paid-in capital. Issuance costs allocated to warrant liability was $0.8 million.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding. The fair value of the warrants liability as at March 31, 2024, was $1.0 million resulting in a gain on changes in fair value of $6.7 million for the six months ended March 31, 2024, primarily due to the share price change between the issuance date and March 31, 2024.

Income tax expense

We recorded an income tax expense of $2.4 million for the six months ended March 31, 2024, compared to an income tax expense of $0.2 million for the same prior-year period, due to accrued uncertain tax provision of $2.4 million.

Net Income

As a result of the foregoing, we recorded a net income of $10.3 million for the six months ended March 31, 2024, as compared to a net income of $0.5 million for the same prior-year period.

5.B. Liquidity and Capital Resources.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, short-term borrowings from banks, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, funding from public offerings, if necessary, to ensure sufficient working capital. As of March 31, 2024, we had cash in the amount of $7.4 million and a total working capital of $12.0 million. As of March 31, 2024, we had accounts receivable of $3.2 million, a total of $1.8 million, or 56% of such accounts receivable balance has been collected as of the date of this report. As of March 31, 2024, we had bank loans of $1.9 million; management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In October 2023, the Company issued 1,240,000 ordinary shares, of which 1,200,000 shares related to the public offering, and 40,000 shares to an over-allotment arrangement, at $5.00 per share with net proceeds of approximately $5.2 million. In December 2023, the Company issued and sold 1,379,313 ordinary shares accompanying warrants to two institutional investors established in the United States and Canada respectively, at $7.25 per share for $10.0 million. The net proceeds of $8.9 million was received on January 4, 2024.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flows Analysis

For the Six Months Ended March 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2024	2023
Net cash provided by (used in) operating activities	$9,470,764	$(1,971,693)
Net cash (used in) investing activities	(25,694,918)	(3,246,318)
Net cash provided by financing activities	13,662,662	12,171,919
Effect of foreign exchange rate on cash	(516,979)	91,279
Net (decrease)/increase in cash	(3,078,471)	7,045,187
Cash at the beginning of the year	10,437,580	1,136,064
Cash at the end of the year	$7,359,109	$8,181,251

Operating Activities

Net cash provided by operating activities was $9.5 million for the six months ended March 31, 2024, mainly derived from (i) a net income of $10.3 million adjusted for noncash depreciation and amortization of $1.6 million and change in fair value of warrant liability of $6.7 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in advance from customers of $0.7 million because of the expansion of our business in this period; (b) an decrease in advance to vendors of $2.1 million mainly for outsourced digital assets. We expect to utilize these prepayments before the fiscal year of 2024.

Net cash used in operating activities was $2.0 million for the six months ended March 31, 2023, mainly derived from (i) a net income of $0.5 million adjusted for noncash depreciation and amortization of $91,389, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of $0.6 million because of the expansion of our business in the six months period; (b) an increase in advance to vendors of $2.0 million mainly for outsourced digital assets, which is in consistent with our business strategy of expanding the new digital asset development and contribute more resources in this business line. We expect to utilize these prepayments before the end of 2024.

Investing Activities

Net cash used in investing activities amounted to $25.7 million for the six months ended March 31, 2024, primarily consisting of loans to third parties of $14.6 million, purchase of intangible assets of $21.0 million and payment of long-term investments of $0.3 million, partially offset by collection of loans to third parties of $10.2 million.

Net cash used in investing activities amounted to $3.2 million for the six months ended March 31, 2023, primarily consisting of lend loans to third party of $2.4 million and purchase of intangible assets of $1.0 million, partially offset by collection of loans to third parties of $0.2 million.

Financing Activities

Net cash provided by financing activities amounted to $13.7 million for the six months ended March 31, 2024, primarily consisting of net proceeds in issuance of warrants of $8.9 million, net proceeds from issuance of ordinary shares upon public offering of $5.0 million and proceeds from bank loans of $1.2 million , partially offset by repayments of bank loans of $1.6 million.

Net cash provided by financing activities amounted to $12.2 million for the six months ended March 31, 2023, primarily consisting of proceeds from bank loans of $1.7 million and capital contributions of $10.9 million from investors partially offset by repayments of bank loans of $0.3 million.

Contractual Obligations

As of March 31, 2024 our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Bank loans and interest expenses	$1,988,346	$1,988,346	$—	$—	$—
Loans from third parties	$22,852	$22,852	$—	$—	$—
Operating Lease Obligations	768,550	318,824	449,726	—	—
Total	$2,779,748	$2,330,022	$449,726	$—	$—